300-889 Harbourside Drive, North Vancouver, B.C. V7P 3S1 phone 604-985-2572 fax 604-980-0731

October 27, 2006

April Sifford, Branch Chief Division of Corporate Finance Securities and Exchange Commission 450 Fifth Street, N.W. Washington, D.C. 20549-0405
Re:	Responses to the Securities and Exchange Commission

Staff Comments dated September 27, 2006, regarding

Miramar Mining Corporation

Form 40-F for Fiscal Year Ended December 31, 2005

Filed April 3, 2006

File No. 001-31436

Dear Ms. Sifford:

This letter responds to the staff’s comments set forth in the September 27, 2006 letter regarding the above-referenced Form 40-F. For your convenience, the staff’s comments are included below and we have numbered our responses accordingly.

In some of the responses, we have agreed to change or supplement the disclosures in future filings. We are doing so in the spirit of cooperation with the staff of the Securities and Exchange Commission, and not because we believe our prior filing is materially deficient or inaccurate. Accordingly, any changes implemented in future filings should not be taken as an admission that prior disclosures were in any way deficient. We have also indicated in some responses that we believe no change in disclosure is appropriate, and have explained why.

Our responses are as follows:

Form 40F for the Fiscal Year Ended December 31, 2005

Disclosure Controls and Procedures, page 5

STAFF COMMENT NO. 1:

We note your conclusion that your disclosure controls and procedures are effective “to ensure that information required to be disclosed by the Company in reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms.” Please expand your conclusion to clarify, if true, that your officers concluded that your disclosure controls and procedures are also effective to ensure that information

October 27, 2006

required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure. Refer to Exchange Act Rule 13a-15 and Section II.F.4 of Management’s Reports on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports, SEC Release No. 33-8238, available on our website at http://www.sec.gov/rules/final/33-8238.htm for additional guidance.

MIRAMAR’S RESPONSE:

We believe the statement we included in our report is all that is required, because it covers all aspects of disclosure controls and procedures. Rule 13a-15(e) reads as follows:

For purposes of this section, the term disclosure controls and procedures means controls and other procedures of an issuer that are designed to ensure that information required to be disclosed by the issuer in the reports that it files or submits under the Act is recorded, processed, summarized and reported, within the time periods specified in the Commission’s rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by an issuer in the reports that it files or submits under the Act is accumulated and communicated to the issuer’s management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.

It is apparent from the language of the rule that the controls and procedures mentioned in the expanded language requested by the staff are included in the controls and procedures described by the definition set forth in the first sentence of Rule 13a-15(e) (and in the language that was in our report). The additional language in the second sentence of Rule 13a-15(e) and the expanded language requested by the staff merely elaborate on the definition set forth in the first sentence, but do not purport to expand it. The language included in Miramar’s report was intended to cover the full scope of disclosure controls and procedures as defined in Rule 13a-15(e) and should be accepted as such.

Notwithstanding the foregoing, we propose to include language to the effect requested by the staff in future filings on Form 40-F.

Narrative Description of the Business, page 21

Windy Camp, page 32

STAFF COMMENT NO. 2:

We note that an estimated 19,000 litres of fuel spilled from a storage tank. Please expand your MD&A to discuss the amount of expenses incurred and costs accrued at December 31, 2005, to environmentally remediate the spill to the extent they were material. Additionally, expand your disclose of commitments and contingencies in

October 27, 2006

Note 15 of your consolidated financial statements to disclose the contingency for charges that may be assessed in connection with the spill.

MIRAMAR’S RESPONSE:

Miramar disclosed that an estimated 19,000 litres of fuel spilled from a storage tank in June 2004. Miramar has not discussed in the MD&A the amount of costs incurred to clean up the spill which were approximately $367,000 in 2004 and $383,000 in 2005. The clean up costs were included in the total exploration and development costs in the year incurred, which in 2005 totaled $19.1 million and the clean up costs are less than 2% of the total. The clean up costs were not considered material or significant enough to warrant discussion in the MD&A. Additionally, Miramar has filed an insurance claim for the clean up costs which would reduce the ultimate cost to Miramar, if received.

Further, the disclosure of commitments and contingencies in note 15 of the consolidated financial statements does not include a discussion of potential future costs as Miramar concluded that such disclosure was immaterial to the consolidated financial statements. The remediation of the fuel spill has largely been completed and potential future costs could include the cost of any resulting fines, if legal charges were brought against Miramar, (which had not occurred at December 31, 2005). The estimated future costs of fines, if charged, would be in a range of $25,000 to $200,000 and such amounts were not considered to be material to the consolidated financial statements. No provision for these costs had been recorded at December 31, 2005.

Consolidated Financial Statements, page 52

Note 2, Significant accounting policies, page 57

(p) Power credits and deferred gain, page 61

STAFF COMMENT NO. 3:

We note that you have recorded $1,557 thousand of power credits receivable at December 31, 2005. In light of your closure of Con Mine, please advise us as to whether you believe your power credits receivable are realizable and provide us with details to support your conclusion.

MIRAMAR RESPONSE:

The power credits formed part of the consideration for the sale of Miramar’s hydro electric facility to the local power corporation. Part of the reclamation process requires the use of plant and equipment that consume a significant amount of power. While the power requirements during the reclamation period are not known with absolute certainty, Miramar applied its best estimate of the probable consumption of the free power during the reclamation period and has determined the power credits will result in a reduction of cash outflow of at least $1.557 million. Our estimates were based on forecasted consumption and power rates over the reclamation period. In our view, these estimates are still reasonable based on information available to us at December 31, 2005.

October 27, 2006

Note 15, Commitments and contingencies, page 72

STAFF COMMENT NO. 4:

Please explain to us in detail how you considered the guidance in FIN 45 in determining whether to record any liabilities under U.S. GAAP related your indemnity agreement with NERCO Minerals Company that you disclose in paragraph (b).

MIRAMAR RESPONSE:

With respect to the indemnity granted to NERCO Minerals Company (as described in note 15 (b) of the consolidated financial statements), Miramar identified the following relevant points when considering the guidance of FIN 45 and determined that no additional liabilities would be recorded under U.S. GAAP.

a.

The purpose of the NERCO indemnity was to replace the subsidiary’s obligation for environmental obligations to NERCO with an obligation of the parent corporation, Miramar Mining Corporation. The indemnity protects NERCO from any third party claims that relate to environmental conditions of the Con Mine.

b.

Miramar has fully accrued the liability for the fair value of the environmental obligations for the Con Mine at December 31, 2005 as described in Note 10, site reclamation and closure. The fair value of the environmental obligations was recorded at the inception of the indemnity being issued to NERCO and continues to be recorded at fair value. Accordingly, there is no additional or excess amount which would be subject to the indemnity.

c.	There are no known additional environmental related obligations which can be estimated which could be brought against NERCO.
d.

To the extent that the indemnification is associated with Miramar’s own future performance of environmental compliance and contractual reclamation obligations, the indemnification is not within the scope of FIN 45 pursuant to paragraph A16(a).

STAFF COMMENT NO. 5:

We note in paragraph (d) that you have not recorded a provision related to your joint exploration transaction in 1995, despite the Canada Revenue Agency (CRA) re-confirming its re-assessment. We understand that you plan to appeal the CRA’s assessment. Please tell us how you considered the guidance in CICA 3290.12, or any other pertinent Canadian GAAP literature, in concluding to not record a provision. In your response, tell us why you believe that the contingency is not likely when the CRA has assessed and re-confirmed its assessment.

October 27, 2006

MIRAMAR RESPONSE:

Subsequent to the year ended December 31, 2005, the CRA issued a Notice of Confirmation of the tax reassessment of Con Exploration Ltd. on the basis that the amount paid for certain property exceeded fair market value.

Miramar has not recorded a provision since the fair market value of the original transaction was supported by an independent valuation. Based on guidance from external legal counsel, Miramar continues to believe that it has a strong case in defense of this matter, and, the occurrence of a confirming event that a liability had been incurred by Miramar was not determinable at December 31, 2005. Therefore, in accordance with guidance in CICA 3290.15, the existence of a contingent loss has been disclosed in notes to the consolidated financial statements and no accrual has been recorded.

Supplementary Information, page 76

(d) Investments, page 77

STAFF COMMENT NO. 6:

We note that you hold a short-term investment for $20 million as of December 31, 2005, and that you account for the investment of the lower of cost and market under Canadian GAAP. Please tell us what comprises your short-term investment, and clarify whether the investment is a marketable security under FAS 115 for US GAAP. Tell us how you applied CICA 3051 and CICA 3855 in accounting for this investment under Canadian GAAP. Expand your discussion of your financing and liquidity section on page 91 to explain the investment’s impact on your liquidity.

MIRAMAR RESPONSE:

Miramar had a short-term investment of $20 million at December 31, 2005 which was comprised of a marketable debt security as defined under FAS 115, (short-term commercial paper in a public corporation).

The handbook standards you have referred to in your letter (CICA 3051 and 3855) are only effective for fiscal periods beginning on or after October 1, 2006, and Miramar was not required to, and did not, comply with these handbook sections with respect to the year ended December 31, 2005. Further, the impact of this investment on Miramar’s liquidity was not discussed in the MD&A as Miramar believed that the impact was minimal due to the short term nature of the investment. In the future, Miramar will incorporate the appropriate discussion of the impact on liquidity of short-term investments in its MD&A, if warranted.

October 27, 2006

(e) Development stage company, page 78

STAFF COMMENT NO. 7:

Please revise your financial statements to refer to yourself as an exploration stage company, instead of as a development stage company, as you are not in either the development or production stage. Refer to Industry Guide 7 for additional guidance.

MIRAMAR RESPONSE:

Because Miramar reports on Form 40-F, it is entitled to comply with Canadian disclosure requirements, except as expressly set forth in Form 40-F. Accordingly, Guide 7 is not applicable to Miramar. Miramar has referred to itself as an development stage company, which is consistent with, and permitted by, Accounting Guideline 11 in Canadian GAAP and Canadian disclosure standards, and does not believe that any amendment to the Form 40-F is required. Nonetheless, in financial statements included in future annual filings, Miramar will refer to itself as an “exploration” stage company unless it qualifies as a “development” stage company under Guide 7.

Management’s Discussion and Analysis, page 82

Selected Financial Data, page 85

STAFF COMMENT NO. 8:

We note that you have restated the loss and loss per share figures for 2004 to reflect the changes in accounting for site reclamation and closure costs and stock-based compensation. Please tell us whether you have also restated the figures for 2003, and if not, explain why. Additionally, provide the disclosures required by paragraphs 15 to 21 of CICA 1506, as applicable.

MIRAMAR RESPONSE:

The 2003 figures presented in the table have also been restated and reflect the correct loss and loss per share. However, the explanation below the table should have said that both 2003 and 2004 loss and loss per share had been restated for changes in accounting for reclamation and closure costs and stock-based compensation and in fact, identification of the restatement of 2003 was omitted in error. Miramar does not propose to amend the MD&A and the 40F filing to correct this typographical error.

In accordance with the guidelines of CICA 1506, Miramar properly disclosed these accounting changes at the time the changes were effective (January 1, 2004) and the reported amounts are correct in its 2004 annual filings.

Certifications Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, Exhibit 99

STAFF COMMENT NO. 9:

Revise to include the date your officers signed the Section 302 certifications.

October 27, 2006

MIRAMAR RESPONSE:

The noted certifications have been revised to include the signing date of the officers and the revised certifications will be re-filed.

Closing Comments

STAFF COMMENT:

The Staff would like us to affirm the following three statements:

•	Miramar is responsible for the adequacy and accuracy of the disclosure in the filing.
•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	Miramar may not assert Staff comments as a defense in any proceeding initiated by the Commission or any other person under the federal securities laws in the United States.

MIRAMAR’S RESPONSE:

We affirm the aforementioned statements.

Thank you for your review of the revised filing. If you should have any questions regarding the annual report or our response letter, please do not hesitate to contact me at 604-985-2572.

Sincerely,

/s/ Elaine Bennett
Elaine Bennett

VP and Controller

Miramar Mining Corporation